SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date June 11, 2007_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

News Release dated June 11, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: June 11, 2007

SAFE DIABETES DRUG

SOLD BY INTERNET THROUGH BIOTECH HOLDING^S WEBSITE

Vancouver, B.C., June 11, 2007 - Biotech Holdings (the "Company", TSXV: BIO; OTC BB: BIOHF) reports that it has launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug.

Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA. (see New York Times, June 7, 2007, page 1 and http://www.msnbc.msn.com/id/19090626/).

Sucanon has received regulatory approval in Mexico, is widely sold there and has received the support of the Mexican Diabetes Federation. In addition, an agreement has recently been signed for expansion of retail distribution to four other Latin American markets as outlined in a news release of May 30, 2007 on yahoo http://biz.yahoo.com/prnews/070530/to380.html?.v=20, and on Biotech Holdings^ website, www.biotechltd.com.

The website www.sucanonhealth.com makes Sucanon available to Type II diabetics, without prescription, in countries worldwide including the United States and Canada which do not require regulatory approval for drugs that are imported only for personal use and are not re-sold.

To learn more about or order Sucanon, see www.sucanonhealth.com.

For further information, contact Austin Rand at Biotech Holdings, 1 888 216 111 (toll-free) 8a.m. to 4 p.m. Pacific time. For background information on Biotech Holdings, or to receive news updates, see www.biotechltd.com. Directors of the company can be reached by calling 604 295 1119.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Robert B. Rieveley, Pres.

On behalf of the Board of Directors

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed. There is no assurance that internet sales of Sucanon will be material.